SE(20010381
Washington, D.C.

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38631

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARDNER FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8421 WAYZATA BLVD, SUITE 350
(No. and Street)

MINNEAPOLIS (City) MN (State) 55426 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LARRY BUMGARDNER 952-935-4601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

SEC Mail Processing
FEB 2 8 2020
Washington, DC

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GARDNER FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, LARRY BUMGARDNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GARDNER FINANCIAL SERVICES INC., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

JADA LYNN ILLIES
Notary Public-Minnesota
My Commission Expires Jan 31, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Gardner Financial Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gardner Financial Services, Inc. (the "Company") as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
February 25, 2020

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

GARDNER FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS		
Cash	$	214,703
Cash on Deposit with Clearing Broker		50,000
Commissions and Fees Receivable		126,515
Investments		127,941
Right of Use Asset, Net		46,708
Other Assets		2,868
TOTAL ASSETS	$	568,735
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Commissions Payable	$	98,321
Accounts and Accruals Payable		12,976
Lease Liability		48,738
TOTAL LIABILITIES		160,035
STOCKHOLDER'S EQUITY		
Common Stock, $.01 Par Value, Authorized 1,000,000 Shares; Issued and Outstanding 510,000 Shares	$	5,100
Retained Earnings		403,600
TOTAL STOCKHOLDER'S EQUITY		408,700
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	568,735

The accompanying notes are an integral part of this statement.

GARDNER FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2019

REVENUES	
Commissions Income	$ 512,395
Commissions Income - Other	1,598,561
Management Services Income	184,307
Trading Gains (Losses), net	27,356
Other Income	92,001
TOTAL REVENUES	2,414,620
EXPENSES	
Commissions Expense	1,646,787
Payroll, Taxes, and Benefits	315,308
Other Expenses	95,314
Professional Fees	54,173
Office Rent	43,331
Clearing House Expenses	37,716
Compliance Expense	24,338
TOTAL EXPENSES	2,216,967
NET INCOME	$ 197,653

The accompanying notes are an integral part of this statement.

GARDNER FINANCIAL SERVCICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2019

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Stockholder's Equity - January 1, 2019	510,000	$ 5,100	$ 434,554	$ 439,654
Stockholder Distributions			(228,607)	(228,607)
Net Income			197,653	197,653
Stockholder's Equity - December 31, 2019	510,000	$ 5,100	$ 403,600	$ 408,700

The accompanying notes are an integral part of this statement.

GARDNER FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 197,653
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used In) Operating Activities:	
Amortization of Right To Use Asset	43,988
(Increase) Decrease in:	
Commissions and Fees Receivable	(5,119)
Other Assets	(97)
Investments	63,252
(Decrease) Increase in:	
Accounts and Accruals Payable	2,088
Commissions Payable	15,246
Total Adjustments	119,358
Net Cash Provided By (Used In) Operating Activities	317,011
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayments of Lease Liability	(45,263)
Capital Distributions	(228,607)
Net Cash Provided By (Used In) Financing Activities	(273,870)
NET INCREASE (DECREASE) IN CASH	43,141
CASH AT DECEMBER 31, 2018	171,562
CASH AT DECEMBER 31, 2019	$ 214,703

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash Paid During The Year For:	
Interest	$ -
Income Taxes	$ -

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:

The Company recorded a Right of Use Asset for $90,696, and lease liability of $94,001. The adoption of ASC 842 also required a non-cash adjustment of $3,305.

The accompanying notes are an integral part of this statement.

GARDNER FINANCIAL SERVICES, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2019

NOTE 1 – NATURE OF THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Company. Gardner Financial Services, Inc. (the "Company") is a registered securities broker/dealer that maintains its headquarters and trading office in Minneapolis, Minnesota. The Company primarily sells mutual funds, other securities and insurance products through a network of independent registered representatives and insurance agents who maintain their own offices.

The Company was incorporated May 11, 1987, under the laws of the state of Minnesota. As a securities broker/dealer, the Company is subject to the regulations of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). In addition, the Company is subject to the various securities and insurance regulations of states in which it does business.

The Company is an introducing broker that accepts customer orders but elects to clear the orders through another broker. RBC Correspondent Services, a division of RBC Capital Markets, LLC, maintains all stock and bond customer accounts for the Company's securities customers, and a portion of the mutual fund accounts. Other customer mutual fund, partnership and annuity accounts are maintained by the individual sponsoring companies.

Significant Accounting Policies. A summary of the Company's significant accounting policies are as follows. The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of its financial condition, results of operations, and cash flows.

Management Estimates and Assumptions. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Revenue Recognition. The Company uses revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Concentration of Credit Risk. Customers' securities transactions may result in credit risk if customers are unable to fulfill their contracted trade settlement obligations. Should customers be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' settlement obligations. The Company bears the risk of loss associated with transactions executed but not settled.

Cash. At times during the year, cash balances may exceed insured limits.

Commissions Receivable. Amounts are based on negotiated rates for various types of investment activities.

Equipment. The Company owns office equipment with an original cost of approximately $40,000. This equipment is fully depreciated for financial statement purposes and there is no current depreciation expense. Replacement equipment at minimal cost is generally expensed in the year of purchase.

Income Taxes. The Company is organized as an S corporation, and therefore the Company's taxable income or loss is reported on the individual income tax returns of the Company's stockholder. Therefore, no provision for Federal income taxes has been included in the accompanying financial statements.

GARDNER FINANCIAL SERVICES, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2019

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Leases. The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases.* The Company is a lessee in several non-cancellable operating leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future remaining lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of the lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

NOTE 2 – INVESTMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access

Level 2 — Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability; and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the company are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Company are deemed to be actively traded.

GARDNER FINANCIAL SERVICES, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2019

NOTE 2 – INVESTMENTS (Concluded)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's investments at December 31, 2019:

	Assets at Fair Value as of December 31, 2019:			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 127,941	-0-	-0-	$ 127,941

NOTE 3 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Costs to Obtain or Fulfill a Contract with a Customer

The Company records as an asset certain costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are amortized to expense over the period of time that the services are expected to be provided to the customer.

The Company did not have any such assets from costs to obtain contracts with customers at January 1 or December 31, 2019.

Disaggregation of Revenue

The following table presents revenue by major source:

Revenue From Contracts With Customers	**Amount**
Commission Income	
Mutual Funds	$ 1,084,092
Variable Annuities	505,128
Equities	406,855
REIT	50,252
Miscellaneous	42,199
Fixed Income	21,429
Total Commission Income	$ 2,109,955

GARDNER FINANCIAL SERVICES, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2019

NOTE 4 – OPERATING LEASES

The Company is a lessee in a non-cancelable operating lease for office space subject to ASC 842, Leases. The lease agreement does not include a termination or renewal option for either party, or restrictive financial or other covenants. The non-cancelable operation lease is set to expire on December 31, 2020.

The components of lease cost for the year ended December 31, 2019 are as follows:

Other Lease Costs	$ 49,849
Other Lease Costs	682
Rent Reimbursement	(7,200)
Total Lease Costs	$ 43,331

Amounts reported in the Statement of Financial Condition as of December 31, 2019 are as follows:

Operating Leases:	
Right of Use Asset, net	$ 70,452
Lease Liability	$ 48,738

Maturities of lease liability under the non-cancelable operating lease as of December 31, 2019 are:

Year Ending	Leases
2020	$ 49,819
Thereafter	-
Total Undiscounted Lease Payments	$ 49,819
Less: Imputed Interest	(1,081)
Total Lease Liability	$ 48,738

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $50,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $374,217 which was $324,217 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.3 to 1.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company charges a related entity for office space and management services that it provides. The agreement dated January 1, 2008, as amended December 1, 2018, requires that the related entity reimburse the Company for its proportionate share of office space, staff, and related expenses. For 2019, the Company had management services income of $184,307 from the related entity, according to contractual terms.

The Company leases a vehicle from a related party under an operating lease that is not subject to ASC 842 due to the short term lease exemption. The vehicle lease expense for the year ended December 31, 2019 was $8,276 and is included in Other Expenses on the Statement of Income.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among unrelated parties.

GARDNER FINANCIAL SERVICES, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2019

NOTE 7 – INCOME TAXES

The Company has evaluated its tax positions and determined there are no uncertain tax position as of December 31, 2019. The Company classifies interest related to the underpayment of income taxes as a component of interest expenses and classifies any related penalties in other expenses in the statement of income. There were no penalties or interest related to income taxes for the year ended December 31, 2019. Tax returns from 2015 remain open for examination by tax jurisdictions. The Company's management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

NOTE 8 – CONTINGENCIES

In the normal course of business the Company is subject to potential compliance and legal claims. There are no material legal matters as of December 31, 2019 or subsequent.

SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

GARDNER FINANCIAL SERVICES, INC.

COMPUTATION OF REGULATORY NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2019

SCHEDULE I

Net Capital	
Stockholder's Equity - December 31, 2019	$ 408,700
Deductions and / or Charges	
Non-Allowable Assets	
Commissions and Fees Receivable	(12,424)
Other Assets	(2,868)
	(15,292)
Haircuts on Securities (computed, where applicable, pursuant to 15c3-1(f))	
Mutual Funds	(19,191)
Net Capital Under Rule 15c3-1, December 31, 2019	$ 374,217
A. Minimum Net Capital Required Based on Aggregate Indebtedness	$ 7,555
B. Minimum Dollar Requirement	$ 50,000
Net Capital Requirement (greater of A. or B.)	$ 50,000
Excess Net Capital - December 31, 2019	$ 324,217
Aggregate Indebtedness	$ 113,327
Ratio: Aggregate Indebtedness to Net Capital	30.28%

There were no material differences between the preceding computation and Gardner Financial Services, Inc. corresponding unaudited FOCUS Report, Part II of Form X-17 A-5 as of December 31, 2019.

See Report of Independent Registered Public Accounting Firm.

GARDNER FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2019

SCHEDULE II

Gardner Financial Services, Inc. is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(i) and (k)(2)(ii) of such Rule, and was in compliance with the conditions of the exemption at December 31, 2019.

GARDNER FINANCIAL SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2019

SCHEDULE III

Gardner Financial Services, Inc. is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(i) and (k)(2)(ii) of such Rule, and was in compliance with the conditions of the exemption at December 31, 2019.

EXEMPTION REPORT

REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Gardner Financial Services, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Gardner Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Gardner Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) Gardner Financial Services, Inc. stated that Gardner Financial Services, Inc. met the identified exemption provisions throughout the year ended December 31, 2019 without exception. Gardner Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gardner Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 25, 2020

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

GFS
GARDNER FINANCIAL SERVICES
8421 Wayzata Blvd., Suite 350, Minneapolis, MN 55426 Phone: (952) 935-4601 / Fax: (952) 935-4958

Assertions Regarding Exemption Provisions

We, as members of management of Gardner Financial Services, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provisions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraphs (k)(2)(i) and (k)(2)(ii).

Statement Regarding Meeting Exemption Provisions:

The Company met the identified exemption provisions without exception throughout the year ended December 31, 2019.

Gardner Financial Services, Inc.

By: Larry Bumgardner

LARRY BUMGARDNER PRESIDENT
Name, Title

Gardner Financial Services, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Stockholder of Gardner Financial Services, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Gardner Financial Services, Inc. and the SIPC, solely to assist you and SIPC in evaluating Gardner Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Gardner Financial Services, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Gardner Financial Services, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Gardner Financial Services, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 25, 2020

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Gardner Financial Services, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2019

		Amount
Total assessment	$	669
SIPC-6 general assessment Payment made on July 31, 2019		(313)
SIPC-7 general assessment Payment made on January 24, 2020		(356)
Total assessment balance **(overpayment carried forward)**	$	-

Gardner Financial Services, Inc.

Financial Statements and
Independent Auditor's Report

December 31, 2019